# OPERATING AGREEMENT

# OF

# ASCEND ASSETS SPV I 2023 LLC

THIS OPERATING AGREEMENT (the "**Agreement**") is entered into as of June 28, 2023, among Ascend Assets SPV I 2023 LLC, a Delaware limited liability company (the "**Company**"), Ascend Technology Corporation, a Delaware corporation (the "**Manager**") and each person or entity (a "**Person**") hereinafter becoming a party to this Agreement, (collectively, the "**Member**").

## RECITALS

A. The Company was formed with the filing of the Certificate of Formation on March 17, 2023, pursuant to the Delaware Limited Liability Company Act (the "**Act**"), and

B. The Company was formed as a crowdfunding vehicle in accordance with Rule 3a-9 of the Investment Company Act of 1940, as amended (17 CFR § 270.3a-9) ("**Rule 3a-9**"), to invest in the Class B Units of Ascend Assets I LLC, a Delaware limited liability company (the "**Operating Company**").

C. The Operating Company is governed by that certain Amended and Restated Operating Agreement of Ascend Assets I LLC, dated June 28, 2023 (the "**Operating Company Agreement**"), to which the Company will become a party as a member of the Operating Company, and the Manager is also the sole manager of the Operating Company under the Operating Company Agreement.

D. The parties now desire to enter into this Agreement to set forth the respective rights, powers and interests of the Members and the Manager with respect to the Company and provide for the management of the business and operations of the Company.

## AGREEMENT

NOW, THEREFORE, the Members by this Agreement set forth the operating agreement for the Company upon the terms and subject to the conditions of this Agreement:

**1.** ***Name*.**

The name of the Company is Ascend Assets SPV I 2023 LLC. The Manager may change the name of the Company from time to time without the consent of any Member.

**2.** ***Purpose and Functions*.**

2.1. <u>Purpose</u>. The Company is organized and operated for the sole purpose of directly acquiring, holding, and disposing of the Class B Units issued by the Operating Company (the "**Operating Company Units**") and raising capital in one or more offerings made in compliance with 17 CFR § 227.100 through 227.504 ("**Regulation Crowdfunding**"), and in accordance with Rule 3a-9. In accordance with the purpose of the Company, each Member acknowledges, represents, warrants and agrees that:

2.1.1. such Member has reviewed the documentation by which the Company will invest in the Operating Company Units and agrees that the terms of such investment documentation are acceptable to Member to the extent of Member's investment in the Company;

2.1.2. such Member has carefully and thoroughly read the Operating Company Agreement, and fully understand its meaning and content;

2.1.3. such Member understands that, to the extent that the Company's units are converted into Operating Company Units, which may occur at the election of the Manager, that the Member's interests in the Company may distribute to the Member, on a one-to-one basis, the Company's Operating Company Units in redemption of the Member's Units of the Company, with the result that the Member will be a direct holder of Operating Company Units and the Member's Units of the Company will be cancelled and terminated (the "**Redemption Distribution**"). To the extent applicable, each Member hereby grants to Manager all permissions, power of attorney, and proxy rights reasonably necessary for Manager to accept, assign, and/or transfer to each Member any securities or interests in the Operating Company and to redeem such Member's Units of the Company to accomplish the Redemption Distribution.

2.1.4. such Member understands that the Manager of the Company is also the sole manager of the Operating Company under the Operating Company Agreement and that in its capacity as the sole manager of the Operating Company, the Manager may make decisions on behalf of the Operating Company and its members as a whole that may not be in the best interest of the Company or that may be different from a decision that the Manager might make if the Manager was not also the sole manager of the Operating Company; and

2.1.5. such Member understands that in addition to the actual or potential conflict of interest described in Section 2.1.4 above, that there may be other actual or potential conflicts of interest that exist or that may arise and hereby forever waives, to the maximum extent permitted by law, all such actual and potential conflicts of interest and any claims of breach of duty (fiduciary or otherwise) arising from any actions taken by the Manager in its capacity as the sole manager of the Operating Company.

2.2. Functions. Subject to the terms and conditions specified in the Operating Agreement of the Operating Company and in accordance with Rule 3a-9 and the Act and solely to the extent required thereby, the Manager will ensure that the Company:

2.2.1. performs any and all actions necessary to remain in good standing under the Act;

2.2.2. receives a written undertaking from the Operating Company to fund or reimburse the expenses associated with its formation, operation, or winding up, receives no other compensation, and that any compensation paid to any person operating the Company is paid solely by the Operating Company;

2.2.3. holds only the Operating Company units sold in the Operating Company's Regulation Crowdfunding offering solely for the benefit of the Members but will not receive or hold any related funds.

2.2.4. seeks instructions from the holders of its securities with regard to participating in tender or exchange offers or similar transactions conducted by the Operating Company and participates in such transactions only in accordance with such instructions;

2.2.5. receives, from the Operating Company, all disclosures and other information required under Regulation Crowdfunding and the Company promptly provides such disclosures and other information to its Members and potential Members and to relevant intermediaries; and

2.2.6. provides to each Member the right to direct the Company to assert the rights under State and Federal law that the Member would have if he or she had invested directly in the

Operating Company and provides to each Member any information that it receives from the Operating Company as a member of record of the Operating Company.

**3.** ***Registered Office***.

The Company's Registered Office will be as set forth in the Certificate, as amended from time to time.

**4.** ***Continuation of the Company; Term***.

The Members hereby acknowledge the continuation of the Company as a limited liability company pursuant to the Act, the Certificate of Formation and this Agreement. The Members also acknowledge that the Company will have a perpetual existence; *provided*, *however,* that the Company will dissolve, and its affairs will be wound up, at the election of the Members required for such under this Agreement or upon the occurrence of an event of dissolution under the Act; *provided, further, however,* that upon the occurrence of an event of dissolution under the Act, the Members may elect to continue the Company to the extent permitted under the Act.

**5.** ***Units***.

5.1. One Class of Units. The membership interests in the Company (the "**Membership Interests**") will be represented by one class of interests (the " **Interests**"). The Interests will be issued in unit increments (each a "**Unit**" and collectively, the "**Units**"). There will be initially authorized five million (5,000,000) Units, par value $0.0001 per unit. The Company has not issued any Units as of the date of this agreement.

5.2. Waiver of Rights. Except as otherwise explicitly provided for in this Agreements, the Members waive to the fullest extent all rights granted to them under the Act by way of ownership of the Units.

5.3. No Information Rights; No Voting Rights. Each Member hereby agrees that it will have no access to or right to request or receive any information from the Company, or the Operating Company as a result of its interest in the Company. Each Member hereby agrees that it will have no voting rights associated with its membership interests in the Company and will have no voting rights with respect to the Operating Company. The Members hereby acknowledge and agree that the Company may not have access to or rights to receive information from the Operating Company other than the rights or information incident to its ownership of the Operating Company Units. The Members hereby acknowledge and agree that the Manager has no obligation to and expects not to disclose non-public information or other confidential information to the Members regarding the Operating Company.

5.4. No Interest in Company Property. Each Member hereby agrees that it will not have any interest in the Operating Company Units held by the Company. Further, each Member acknowledges and understands that they do not have any interest in any property held by the Operating Company by way of their ownership of the Units.

5.5. No Right to Withdraw. Except in the case of Transfers in accordance with Section 12, no Member will have any right to resign as a Member voluntarily or otherwise withdraw from the Company, without the prior written consent of the Manager, in its sole and absolute discretion.

5.6. Pricing of Units; No Fractional Units. Unless otherwise stated, the price per Unit will be indicated on the Form C most recently filed with the U.S. Securities and Exchange Commission and provided to prospective Members in connection with a Regulation Crowdfunding offering by the Company and the Operating Company as co-issuers (each, a "**Crowdfunding Offering**"). The Company will not issue fractional units.

**6.** ***Management*.**

6.1. General. Ascend Technology Corporation is the Manager of the Company. The Manager will have the sole and exclusive right to control and conduct the Company's activities within the bounds of all legal and valid objects and purposes of the Company. The Manager will serve as Manager of the Company until it resigns, in which case the Manager will appoint its successor. Any successor to the Manager will manage the Company in accordance with the Act and Rule 3a-9. The Members will not have any right to remove the Manager.

6.2. Conflicts of Interest. The Members hereby acknowledge that the Manager may be prohibited from acting for the benefit of the Company:

6.2.1. due to confidential information acquired or obligations incurred in connection with an outside activity done by the Manager or any affiliate of the Manager (the "**Manager's Affiliates**");

6.2.2. in consequence of the Manager or Manager's Affiliates serving as a manager, an officer, director, consultant, agent, advisor or employee of the Operating Company or any entity affiliated with the Operating Company; or

6.2.3. in connection with activities undertaken by the Manager, or Manager's Affiliates prior to the formation of the Company, including as a result of any prior investments in the Operating Company.

Neither the Manager nor any Affiliate of the Manager will be liable to the Company or any Member for any failure to act for the benefit of the Company in consequence of a prohibition described in the preceding sentence. The Members acknowledge, agree, and waive any concern, issue, or claim with respect to the fact that Manager also manages the Operating Company as the manager of that company, and that the Manager intends to continue to do so during the term of this Agreement.

6.3. Restrictions on the Members. Notwithstanding any other provision of this Agreement to the contrary, no Member in its capacity as a Member will take part in the control or management of the affairs of the Company or have any authority to act for or on behalf of the Company or to vote on any matter relative to the Company and its affairs except as expressly set forth in this Agreement. In addition, except as otherwise provided herein, no Member will have the right or power to withdraw or reduce its contribution to the capital of the Company or reduce its Investment Amount in the Operating Company, cause the dissolution and winding up of the Company, or demand or receive property in return for its capital contributions.

6.4. Determinations by the Manager. All matters concerning allocations, distributions and tax elections (except as may otherwise be required by the income tax laws) and accounting procedures not expressly and specifically provided for by the terms of this Agreement will be determined in good faith by the Manager and such determination will be final and conclusive.

6.5. Other Activities of the Manager. The Members hereby acknowledge and agree that:

6.5.1. the Manager and Manager's Affiliates are or may be involved in other financial, investment and professional activities apart from management of the Company;

6.5.2. the Manager and Manager's Affiliates may engage in other activities (without regard to whether such activities conflict with or are adverse with those of the Company);

6.5.3. the Company will have no interest, obligation, or special or exclusive right to invest in the Operating Company; and

6.5.4. the Manager has provided, currently provides, and may continue to provide services for the Operating Company apart from Manager's role as Manager of the Company.

6.6. Indebtedness. The Manager may not incur debt on behalf of the Company or guarantee any indebtedness of the Company or the Operating Company.

6.7. Investment Restrictions. The Manager will not invest any Company funds in any securities other than the Operating Company Units.

6.8. Manager's Right to Sell. If holders of a majority of the class A voting units of the Operating Company (the "**Class A Majority**") approve the sale of all or substantially all of the Operating Company's assets, or all of the issued and outstanding interests in the Operating Company, then the Manager will have the right to have the Company participate in such Sale of the Operating Company on the same terms and conditions as those agreed to by the Class A Majority. Under these circumstances, the Manager will cause the Company to dissolve and make liquidating distributions in accordance with Section 11.4.

## 7. *Capital Contributions*.

Concurrently with or prior to the execution of this Agreement, the Members have made an initial contribution to the capital of the Company in the amount specified on the register of Members opposite each Member's name. Each Member's Capital Account (defined below) will be credited with an amount equal to the amount of their investment in the Company under a Regulation Crowdfunding Offering of the Units (each, a "**Capital Contribution**"). Except to the extent required under the Act, the Members will not be required to make any additional contributions to the capital of the Company. Furthermore, the Members will not have any right to make additional Capital Contributions to the Company even if the Manager seeks additional capital for the Company in additional offerings under Regulation Crowdfunding. No interest will accrue on any contribution and the Members will expressly have no right to withdraw or be repaid or receive any return on any contribution, except in each case as expressly provided in this Agreement.

## 8. *[Reserved]*

## 9. *Distributions*.

The Manager from time to time may determine the amount of cash and other property ("**Distributable Cash**") of the Company that is not reasonably necessary for the operation of the Company and is available for distribution to the Members and, in its sole and absolute discretion, may cause the Company to distribute such cash and property to the Members, subject to any limitations imposed by the Act and any contractual obligations of the Company. Any such distributions of Distributable Cash will be made to the Members as follows:

9.1. First, notwithstanding the discretionary nature of the term Distributable Cash, the Manager is required to and will cause to be distributed to the Members, in proportion to their respective allocations of estimated taxable income of the Company for the taxable year in question, an amount necessary to provide liquidity for the payment of taxes arising from allocations of profits to Members to the extent of such tax payment obligation at the highest federal tax rate, and such tax distributions will reduce dollar for dollar, distributions subsequently to be made to such Member under Section 9.

9.2. Second, the remaining Distributable Cash, if any, will be distributed to the Members pro rata in accordance with their respective Unit holdings as set forth on the register of Members.

## 10. *[Reserved]*

## 11. *Dissolution of the Company and Distributions Upon Dissolution*.

11.1. Limitations. The Company may be dissolved and liquidated only pursuant to the provisions of Section 11.1. Except as otherwise expressly provided for in this Agreement, the Members acknowledge, understand, and agree that they irrevocably waive any and all other rights they may have to cause a dissolution of the Company or a sale or partition of any or all of the Company's assets.

11.2. Dissolution of the Company. The Company will be dissolved, liquidated, and terminated, and have its affairs wound up:

11.2.1. on a date determined by the Manager under Section 11.3; or

11.2.2. upon dissolution of the Operating Company under Section 11.4.

The Manager will manage the liquidation of the Company in its discretion, including by the election of one or more liquidators if so desired by the Manager, to manage the liquidation of the Company in the manner described below. No Member may transfer or sell all or any portion of its Units after the occurrence of any of the events described in Section 11.2.

11.3. Distributions Upon Dissolution of the Company. Upon dissolution and termination of the Company, but not the Operating Company, the Operating Company Units held by the Company will be distributed to the Members, on a one-to-one basis according to their respective Unit holdings as set forth on the register of Members, and in satisfaction and cancelation of said Unit Holdings.

11.4. Distributions Upon Dissolution or Sale of the Operating Company. Upon the dissolution and termination of the Operating Company, or upon Manager's execution of the Manager's Right to Sell according to Section 6.8 of this Agreement, and after the Company receives any liquidating distributions from the Operating Company, the Manager will cause the Company to make liquidating distributions to the Members in the following order:

11.4.1. First, notwithstanding the discretionary nature of the term Distributable Cash, the Manager is required to and will cause to be distributed to the Members, in proportion to their respective allocations of estimated taxable income of the Company for the taxable year in question, an amount necessary to provide liquidity for the payment of taxes arising from allocations of profits to the Members to the extent of such tax payment obligation at the highest federal tax rate, and such tax distributions will reduce dollar for dollar, distributions subsequently to be made to such Member under Section 11.4.

11.4.2. Second, the remaining Distributable Cash, if any, will be distributed to the Members pro rata in accordance with their respective Unit holdings as set forth on the register of Members.

**12.** ***Prohibitions on Assignment of Interests; New Members***.

12.1. General Restriction. Except as otherwise provided in the Agreement, no Member may, directly or indirectly, sell, assign, transfer, mortgage, pledge, encumber, hypothecate, or otherwise dispose of, whether voluntarily, by operation of law or otherwise (herein collectively referred to as a "**Transfer**") all or any of the Member's Units without the prior written consent of the Manager (which consent may be given or withheld in the Manager's sole and absolute discretion). Transfers or attempted transfers of Membership Interests in contravention of this Agreement will be *void ab initio* and ineffective for any purpose and will not confer on any transferee or purported transferee any rights whatsoever, except to the extent (if any) such transfer is mandated by operation of law or a final, non-appealable order of a court of competent jurisdiction, and then only to the extent necessary to give effect to the requirements of applicable law or such order. Each Member acknowledges the reasonableness of the restrictions set forth in this Article 12 and elsewhere in this Agreement in view of the relationship of the Members. No transfer or assignment of Units will be made if such disposition would cause the Company to be treated as an association taxable as a corporation (rather than a partnership) for federal income tax purposes or violate the provisions of any federal or state securities laws.

12.2. Additional or Substituted Member. No Person will be admitted to the Company as a substitute or additional Member without the prior written consent of the Manager (which consent may be withheld in the sole and absolute discretion of the Manager) subject in all cases to the provisions of Article 12. Any Person eligible to be admitted to the Company as a substitute or additional Member pursuant to Article 12 will be subject to the terms and provisions of this Agreement and will promptly, upon the Manager's demand, execute and deliver to the Company such documents as may be necessary or appropriate, in the opinion of counsel for the Company, to reflect such Person's admission to the Company as a Member and to be bound by the terms of this Agreement.

12.3. Admission of Members. A Person will be admitted to the Company as an additional or substituted Member if, and only if, the following conditions are satisfied:

12.3.1. The Manager Consented to the Person's admission;

12.3.2. The assignor and assignee will pay all costs and fees incurred by the Company to effect the transfer and addition or substitution; and

12.3.3. Admission will not violate Section **Error! Reference source not found.** of this Agreement.

Each time a Person is added as a Member of the Company pursuant to this Section 12.3, the Manager will amend the register of Members to reflect such new Member and such new Member's address and the number of Units held by such new Member.

**13.** ***Limitation on Liability***.

Except as otherwise provided in the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, will be solely the debts, obligations and liabilities of the Company. None of the Members, the Managers or any officers, employees, members or agents of a Member or the Company will be obligated personally for any debt, obligation or liability of the Company solely by reason of the fact that he, she or it is or was such Member, Manager, or an officer, employee, member or agent of a Member or the Company, or is or was serving at the request of the Company as a director, officer, partner, venturer, trustee, employee, member, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under the Act or this Agreement will not be grounds for imposing personal liability on any Member, Manager or

any officers, employees, members, or agents of any Member or the Company, for any liabilities of the Company.

**14.** ***Indemnification***.

The Company will indemnify and hold harmless the Managers and any officers, employees, members, or agents of the Company (individually, in each case, an "**Indemnitee**"), to the fullest extent permitted by law from and against any and all losses, claims, demands, costs, damages, liabilities (joint or several), expenses of any nature (including attorneys' fees and disbursements), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether threatened, pending or completed and whether civil, criminal, administrative, arbitrative or investigative, including without limitation, any appeal to any such claim, demand, action, suit or proceeding and any inquiry or investigation that could lead to such claim, demand, action, suit or proceeding, arising out of or incidental to the business or activities of or relating to the Company and in which any such Indemnitee may be, or may have been, involved, or threatened to be involved, as a party or otherwise, by reason of the fact that he, she or it is or was a Manager, or an officer, employee, member, or agent of the Company, or is or was serving at the request of the Company as a director, officer, partner, venturer, trustee, employee, member, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise, to the fullest extent permitted under the Act, as the same exists or may hereafter be amended, regardless of whether the Indemnitee continues to be a Manager, or an officer, employee, member, or agent of the Company, at the time any such liability or expense is paid or incurred; *provided, however,* that this provision will not eliminate or limit the liability of an Indemnitee for any breach of the Indemnitee's duty of loyalty to the Company or its Members or for acts or omissions which involve intentional misconduct, gross negligence or a knowing violation of law. Any right of an Indemnitee under this Section 14 will be a contract right and as such will run to the benefit of such Indemnitee. Any repeal or amendment to this Section 14 will be prospective only and will not limit the rights of any such Indemnitee, or the obligations of the Company, with respect to any claim arising from or related to the status or the services of such Indemnitee in any of the foregoing capacities prior to any such repeal or amendment to this Section 14. Such right will include the right to be paid by the Company expenses incurred in investigating or defending any such proceeding in advance of its final disposition to the maximum extent permitted under the Act, as the same exists or may hereafter be amended. If a claim for indemnification or advancement of expenses hereunder is not paid in full by the Company within sixty (60) days after a written claim has been received by the Company, the claimant may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim, and if successful in whole or in part, the claimant will also be entitled to be paid the expenses of prosecuting such claim. It will be a defense to any such action that such indemnification or advancement of costs of defense are not permitted under the Act, but the burden of proving such defense will be on the Company. Neither the failure of the Company to have made its determination prior to the commencement of such action that indemnification of, or advancement of costs of defense to, the Indemnitee is permissible in the circumstances nor an actual determination by the Company that such indemnification or advancement is not permissible will be a defense to the action or create a presumption that such indemnification or advancement is not permissible. In the event of the death of any Indemnitee, such right will inure to the benefit of his or her heirs, executors, administrators and personal representatives. The rights conferred above will not be exclusive of any other right which any Indemnitee may have or hereafter acquire under any statute, resolution, agreement or otherwise. If authorized by the Manager, the Company may purchase and maintain insurance on behalf of any Indemnitee to the full extent permitted by the Act.

**15.** ***Tax Returns; Fiscal Year***.

15.1. <u>Tax Returns</u>. The Manager, at the expense of the Operating Company, will cause to be prepared, in a timely fashion after the end of each fiscal year, all federal and state income tax returns for the Company for such fiscal year, one copy of which will be timely filed with the appropriate tax authorities.

15.2. Fiscal Year. The fiscal year of the Company for financial, accounting, and federal, state, and local income tax purposes will at all times be identical to the fiscal year for the Operating Company and will end on March 31.

15.3. Partnership Representative. An individual appointed by the Manager will act as the partnership representative for the purposes of Code section 6221 through 6241 (the "**Partnership Representative**"). The Partnership Representative will be authorized and required to represent the Company with all examinations of the Company's affairs by tax authorities, including resulting administrative and judicial proceedings. The Partnership Representative will have the sole authority to (1) sign consents, enter into settlement and other agreements with such authorities with respect to any such examinations or proceedings and (ii) to expend the Company's funds for professional services incurred in connection therewith. The Partnership Representative will have the final decision-making authority with respect to all federal income tax matters involving the Company. The Members agree to cooperate with the Partnership Representative and to do or refrain from doing any or all things reasonably required by the Partnership Representative to conduct such proceedings. Any reasonable direct out-of-pocket expense incurred by the Partnership Representative in carrying out its obligations hereunder will be allocated to and charged to the Company as an expense of the Company for which the Partnership Representative will be reimbursed.

**16. *Confidentiality*.**

16.1. Confidentiality Obligations. Subject to the other terms of this Section 16, each party will hold in strict confidence and will not directly or indirectly disclose (whether orally or in writing) to any other Person any Confidential Information or use any Confidential Information for any purpose other than in furtherance of the Company's objectives. "**Confidential Information**" means any confidential or proprietary information of a party, including any information, disclosure, intellectual property, technical data, trade secret, or know-how (and any document, diagram, or other tangible embodiments thereof, whether or not marked "confidential" or "proprietary," whether of a technical nature or otherwise, whether conveyed orally, in writing, in electronic format, or by electronic or other means, and whether conveyed to or acquired by a party or to an affiliate thereof); except that Confidential Information does not include any information that has become (i) publicly known or made generally available, in each case through no wrongful act of any receiving party, including any act in violation of this Agreement, (ii) became known to a receiving party from a third party that does not have a duty of confidentiality with respect to such information, or (iii) is independently developed by the receiving party without access to the disclosing party's information. For purposes of this Section 16, the term "party" will include the Company.

16.2. Certain Limitations on Confidentiality Obligations.

16.2.1. Disclosure Required by Law. Each party is permitted to disclose Confidential Information to the extent required by law, but only if such party promptly notifies the Company and the Manager of the specifics of such requirement prior to the actual disclosure, uses commercially reasonable efforts to limit such disclosure and to obtain confidential treatment or a protective order for such information, and allows the Company and the Manager to participate in such process undertaken to protect such information. Each party will reasonably cooperate with each other party in connection with such process to protect such information. In the absence of a protective order or other appropriate remedy, each party is permitted to disclose only that portion of such Confidential Information that is legally required (as determined by such party's outside legal counsel) to be disclosed.

16.2.2. Disclosure to Affiliates and Representatives. Each party is permitted to disclose Confidential Information to such party's affiliates, and to their respective representatives, but only if such Person to which such party is disclosing Confidential Information is bound by confidentiality and non-use obligations (whether pursuant to a contract or a fiduciary or other similar duty) with respect to such Confidential Information that is substantially similar to those

set forth in this section. Each party will be responsible for any breach of this section by such party's affiliates and respective representatives.

**17.** ***Power of Attorney***.

For consideration received and acknowledged, each Member, in its capacity as a Unitholder, hereby appoints the Manager to act as its true and lawful attorney with full power and authority on its behalf to execute and deliver all documents and instruments and take all other actions necessary in connection with any acquisition of the Operating Company.

**18.** ***Governing Law***.

This Agreement will be governed by and construed in accordance with the laws of the State of Delaware (but not including the choice of law rules thereof), including without limitation the Act.

**19.** ***Amendments***.

This Agreement may be amended by the Manager from time to time, in its sole discretion.

**20.** ***Authorized Signatory***.

The authorized signatories for the Company include Florian Schmitz and Kenneth Luna.

**21.** ***Entire Agreement***.

This Agreement and the documents referenced herein contain the entire understanding of the members with respect to the subject matter covered herein and supersede all prior agreements, negotiations and understandings, written or oral, with respect to such subject matter, including, without limitation, the Existing Agreement.

[*remainder of page intentionally left blank*]

**IN WITNESS WHEREOF**, the persons below have executed this Agreement as of the date first set forth above.

**COMPANY**

**ASCEND ASSETS SPV I 2023 LLC**

By:__________________________________
Name: Florian Schmitz
Title: Authorized Signatory

The undersigned entity accepts appointment as Manager of the Company and agrees to be bound by the terms of this Agreement:

**ASCEND TECHNOLOGY CORPORATION**

By:__________________________________
Name: Florian Schmitz
Title: President